UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku

Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Amendment to Securities Purchase Agreement and Registration Rights Agreement and Issuance of Additional Senior Unsecured Convertible Note

On October 30, 2026, Linkage Global Inc, a Cayman Islands exempted company (the “Company”), entered into an Amendment to the Securities Purchase Agreement and Registration Rights Agreement (the “Amendment”) with an institutional investor (the “Holder”). Concurrently with the execution of the Amendment, the Company issued to the Holder an additional senior unsecured convertible note in the original principal amount of US$1,000,000 (the “Additional Note”) for a funding amount of US$900,000 pursuant to the Securities Purchase Agreement, dated July 17, 2025, by and among the Company and the investors party thereto, as amended by the Amendment (the “Securities Purchase Agreement”).

The Additional Note was issued with a 10% original issue discount, representing an original issue discount of US$100,000. The Company received gross proceeds of US$900,000 from the issuance of the Additional Note, before deducting fees and transaction expenses.

The Class A ordinary shares of the Company, par value US$0.0575 per share (the “Class A Ordinary Shares”), issuable upon conversion or otherwise pursuant to the Additional Note are subject to the Securities Purchase Agreement, the Additional Note and the Registration Rights Agreement, dated July 17, 2025, as amended to date, including by the Amendment (the “Registration Rights Agreement”).

Amendment to the Securities Purchase Agreement and Registration Rights Agreement

The Amendment amends and restates the additional closing provisions of the Securities Purchase Agreement to provide for the issuance and sale of additional senior unsecured convertible notes in one or more additional closings in an aggregate original principal amount of up to US$26,500,000, including the Additional Note, at a purchase price equal to 90% of the original principal amount of the applicable additional notes.

Subject to specified conditions and limitations, each buyer may require the Company to issue additional notes at an optional additional closing no earlier than thirty (30) trading days after the original closing or the most recent additional closing, as applicable, with a maximum original principal amount of US$2,944,444.44 at any such closing. The Company may similarly require the buyers to purchase additional notes at mandatory additional closings, subject to the conditions set forth in the Amendment. The buyers’ and the Company’s additional closing rights terminate on the fifth (5th) anniversary of the original closing date. The Amendment also provides for an automatic additional closing for additional notes with an aggregate original principal amount of US$2,500,000 on the first trading day following the earlier of (i) the effectiveness of a share consolidation of the Class A Ordinary Shares effected after the date of the Amendment and (ii) the date on which the closing sale price of the Class A Ordinary Shares has exceeded US$1.00 for ten (10) consecutive trading days and the Company has obtained shareholder approval to effect a share consolidation.

Until an increase in the Company’s authorized share capital sufficient to reserve the full required reserve amount becomes effective, the Amendment provides for a temporary required reserve of 10,000,000 Class A Ordinary Shares. Following the authorized share increase, the required reserve will be determined in accordance with the Securities Purchase Agreement and the Additional Note for the notes then issued and outstanding and the notes to be issued at the automatic additional closing. Each subsequent additional closing is conditioned on the Company having reserved sufficient authorized and unissued Class A Ordinary Shares to satisfy the applicable reserve requirement.

The Amendment also amends the Registration Rights Agreement to provide that the filing deadline for the registration statement covering the resale of the additional conversion shares is December 1, 2026 and the effectiveness deadline is December 29, 2026. No filing failure, effectiveness failure, registration delay payment or related event of default will arise with respect to that registration statement before the applicable deadline. If comments from the Securities and Exchange Commission would reasonably be expected to prevent effectiveness by December 29, 2026, the Holder has agreed to negotiate in good faith an extension of the effectiveness deadline.

Terms of the Additional Note

The Additional Note is a senior unsecured convertible note of the Company with an original principal amount of US$1,000,000 and was issued for a funding amount of US$900,000, reflecting a 10% original issue discount. The Additional Note will mature on October 30, 2028. Interest will accrue at a rate of 10% per annum and generally will be payable monthly in cash or, subject to the satisfaction of specified equity conditions, in Class A Ordinary Shares. The first interest payment date will be November 2, 2026. During the continuance of an Event of Default (as defined by the Additional Note), the interest rate will increase to 18% per annum.

The Additional Note is initially convertible into Class A Ordinary Shares at a conversion price equal to the closing sale price of the Class A Ordinary Shares on the trading day immediately preceding the Closing Date, subject to adjustment as provided in the Additional Note (the “Conversion Price”). On the effectiveness date of the applicable resale registration statement and on each six-month anniversary thereafter, the Conversion Price will automatically be reduced if it exceeds the applicable Alternate Conversion Price. The “Alternate Conversion Price” is generally the lower of (i) the Conversion Price then in effect and (ii) the greater of (a) the Floor Price (as defined below) and (b) 90% of the lowest daily volume-weighted average price of the Class A Ordinary Shares during the ten trading days preceding the applicable determination date.

Under the Additional Note, the floor price is US$0.202 per Class A Ordinary Share (the “Floor Price”). The amount converted under the Additional Note generally equals 110% of the sum of the applicable principal, accrued and unpaid interest, accrued and unpaid late charges and other unpaid amounts under the Additional Note or the other transaction documents.

The Additional Note contains customary adjustments for share dividends, share splits, share combinations and similar transactions, as well as price-based anti-dilution adjustments in connection with certain future issuances by the Company. The number of Class A Ordinary Shares issuable upon conversion may therefore increase if the market price of the Class A Ordinary Shares declines, subject to the Floor Price and the other terms of the Additional Note.

The Holder may not convert the Additional Note to the extent that, after giving effect to the conversion, the Holder and its affiliates and other attribution parties would beneficially own more than 4.99% of the outstanding Class A Ordinary Shares. Subject to the temporary reserve arrangement described above, the Company generally is required to reserve for issuance under the Additional Note and the other outstanding notes covered by the applicable transaction documents, at least 200% of the number of Class A Ordinary Shares calculated to be issuable at the Floor Price, without regard to conversion limitations and assuming the notes remain outstanding until maturity.

Subject to the terms of the Additional Note, the Company may redeem all or a portion of the Additional Note at a price generally equal to 130% of the amount being redeemed. Following specified events of default, the Holder may require the Company to redeem all or a portion of the Additional Note at the greater of a 130% premium and an amount determined using the market-price formula set forth in the Additional Note. The Additional Note also provides the Holder with redemption rights in connection with certain change-of-control transactions, subsequent placements and asset sales. The Additional Note was issued and sold to the Holder in a private placement in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

The foregoing descriptions of the Amendment and the Additional Note do not purport to be complete and are qualified in their entirety by reference to the full texts of the Amendment and the Additional Note, copies of which are furnished as Exhibits 10.1 and 4.1, respectively, to this Report on Form 6-K and are incorporated herein by reference.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form F-3 (File No. 333-293678) that was initially filed with the SEC on February 24, 2026 and declared effective by the SEC on March 10, 2026, (ii) the Company’s registration statement on Form S-8 (File No. 333-295394) filed with the SEC on April 29, 2026, (iii) the Company’s registration statement on Form F-3 (File No. 333-296750) that was initially filed with the SEC on June 12, 2026 and declared effective by the SEC on June 26, 2026, and (iv) the Company’s registration statement on Form F-3 (File No. 333-297793) that was initially filed with the SEC on July 29, 2026.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Senior Unsecured Convertible Note, dated October 30, 2026, issued by Linkage Global Inc to an institutional investor
10.1	Amendment to Securities Purchase Agreement and Registration Rights Agreement, dated October 30, 2026, by and between Linkage Global Inc and an institutional investor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: November 2, 2026	By:	/s/ Hong Chen
	Name:	Hong Chen
	Title:	Chief Executive Officer

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